UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

MARPAI, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

571354 109

(CUSIP Number)

Damien Lamendola c/o Marpai, Inc.

615 Channelside Drive, Suite 207

Tampa, Florida 33602

(646) 303-3483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Damien Lamendola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000(1)
	8	SHARED VOTING POWER 4,146,597
	9	SOLE DISPOSITIVE POWER 200,000(1)
	10	SHARED DISPOSITIVE POWER 4,146,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,597(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Comprised of (i) 2,861,306 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Marpai, Inc. (the“Issuer”) held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (ii) 931,674 shares of the Issuer’s Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings LLC (f/k/a HillCour Holding Corporation) (“HillCour Holdings”), a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC, (iii) 91,117 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.71 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (iv) 43,750 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022 and vesting monthly over a three year period, (v) 18,750 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr.

Lamendola at an exercise price of $4.44, issued on June 14, 2022 and vesting monthly over a four year period, and (vi) 200,000 shares of the Issuer’s Common Stock held by Mr. Lamendola.

(2)
Percentage is calculated based on 10,268,049 shares of Common Stock outstanding as of March 7, 2024.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HillCour Investment Fund, LLC 81-5352590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,952,423(1)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,952,423(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,952,423(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3) Comprised of (i) 2,861,306 shares of Common Stock of the Issuer held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (ii) 91,117 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.71 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WellEnterprises USA, LLC 46-0837544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 931,674(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 931,674(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,674(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(4) Comprised of 931,674 shares of the Issuer’s Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola. Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.

EXPLANATORY NOTE

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2022, Amendment No. 1 to Schedule 13D filed on February 1, 2022, Amendment No. 2 to Schedule 13D filed on August 23, 2022, Amendment No. 3 to Schedule 13D filed on August 28, 2022, Amendment No. 4 to Schedule 13D filed on November 28, 2023, Amendment No. 5 to Schedule 13D filed on December 18, 2023, and Amendment No. 6 to Schedule 13D filed on January 19, 2024 (collectively, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The purpose of this Schedule 13D filing is to update the ownership by Damien Lamendola, HillCour Investment Fund, LLC, and WellEnterprises USA, LLC (collectively the “Reporting Persons”) of the Issuer’s Common Stock.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the first paragraph thereof:

On March 7, 2024, the Reporting Person purchased 910,000 shares of Common Stock of the Issuer at a purchase price of $1.65 per share. The Reporting Person paid such consideration using personal funds.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The Source and Amount of Funds or Other Consideration for the purchase of the shares of Common Stock on March 7, 2024 is set forth in Item 2.

Item 5. Interest in Securities of the Issuer

Items 5(a) of the Schedule 13D are hereby amended and supplemented by the following paragraphs:

(a) Damien Lamendola

As of March 7, 2024, Damien Lamendola may be deemed to be the beneficial owner of: (1) 2,861,306 shares of the Issuer’s Common Stock held directly by HillCour Investment Fund, LLC (20.7% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power; (2) 931,674 shares of the Issuer’s Common Stock (9.9% of the outstanding Common Stock) held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC; (3) 91,117 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.71 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC (1.1% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (4) 43,750 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022 and vesting monthly over a three year period, (5) 18,750 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $4.44, issued on June 14, 2022 and vesting monthly over a four year period, and (6) 200,000 shares of the Issuer’s Common Stock owned by Mr. Lamendola.

(a) (b) HillCour Investment Fund, LLC

As of January 16, 2024, HillCour Investment Fund, LLC may be deemed to be the beneficial owner of: (1) 2,861,306 shares of the Issuer’s Common Stock held directly by HillCour Investment Fund, LLC (20.7% of the outstanding Common Stock), and over which it holds the voting and dispositive power; and (2) 91,117 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.71 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC (1.1% of the outstanding Common Stock), and over which it holds the voting and dispositive power.

(a) (b) WellEnterprises USA, LLC

As of December 18, 2023, WellEnterprises USA, LLC may be deemed to be the beneficial owner of 931,674 shares of the Issuer’s Common Stock which it holds directly (9.9% of the outstanding Common Stock), and over which it holds voting and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

Except as described in the Explanatory Note, and as disclosed in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1

Warrant Agreement, dated April 1, 2021, by and between the Issuer and HillCour Investment Fund, LLC (incorporated by reference to Exhibit 4.55 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : March 11, 2024

DAMIEN LAMENDOLA

By: /s/ Damien Lamendola

Name: Damien Lamendola

HILLCOUR INVESTMENT FUND, LLC

By: /s/ Damien Lamendola

Name: Damien Lamendola

Its: Manager

WELLENTERPRISES USA, LLC

By: /s/ Damien Lamendola

Name: Damien Lamendola

Its: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).